EXHIBIT 21

SUBSIDIARIES

Name of Organization	Jurisdiction of Incorporation or Organization	Percentage of Ownership

China Public Security Holdings Limited	British Virgin Islands	100%
Information Security Technology (China) Co., Ltd.	China	100%
Public Security Technology (China) Company Limited	Hong Kong	100%
Information Security Software Investment Limited	Hong Kong	100%
Information Security Software (China) Co. Ltd.	China	100%
Information Security International Investment & Development Limited, Inc.	Hong Kong	100%
Shenzhen Bocom Multimedia Display Technology Co. Ltd.	China	100%

VARIABLE INTEREST ENTITIES

Name of Organization	Jurisdiction of Incorporation or Organization	Percentage of Ownership

iASPEC Software Co., Ltd.	China	100%
Wuhan Wuda Geoinformatics Co., Ltd.	China	57%